

SINO LAND COMPANY LIMITED
信和置業有限公司




03050051



2002-2003 Interim Report
二零零二年至二零零三年度中期報告書

Cover 封面：



A
C
B

A. Sky Horizon 海天峰

B. Parc Palais 君頤峰

C. MTR Hang Hau Station Development 地鐵坑口站上蓋項目

CONTENTS

CORPORATE INFORMATION

Board of Directors
Robert Ng Chee Siong, Chairman
Ronald Joseph Arculli, GBS, OBE, JP*
Paul Cheng Ming Fun, JP*
Albert Yeung Pak Hin
Raymond Tong Kwok Tung
Benjamin Lam Yu Yee
Ivan Lee Wank-hay
Yu Wai Wai

(* Independent Non-Executive Directors)

Audit Committee
Paul Cheng Ming Fun, JP, Chairman
Ronald Joseph Arculli, GBS, OBE, JP

Authorized Representatives
Robert Ng Chee Siong
Raymond Tong Kwok Tung

Secretary
Eric Ip Sai Kwong

Auditors
Deloitte Touche Tohmatsu
Certified Public Accountants, Hong Kong

Principal Bankers
Bank of China (Hong Kong) Limited
The Hongkong and Shanghai Banking Corporation Limited
Hang Seng Bank Limited
Industrial and Commercial Bank of China (Asia) Limited
China Construction Bank
The Development Bank of Singapore Ltd.
The Bank of East Asia, Limited
Bank of Communications, Hong Kong Branch
Bangkok Bank Public Company Limited
Citibank, N.A.

Solicitors
Woo, Kwan, Lee & Lo
Johnson, Stokes & Master
Baker & McKenzie

Registered Office
12th Floor, Tsim Sha Tsui Centre,
Salisbury Road, Tsim Sha Tsui,
Kowloon, Hong Kong
Telephone : (852) 2721 8388
Fax : (852) 2723 5901
Internet : http://www.sino-land.com
E-mail : info@sino-land.com

Registrars
Standard Registrars Limited
G/F., Bank of East Asia Harbour View Centre,
56 Gloucester Road, Wanchai,
Hong Kong
Telephone : (852) 2980 1768
Fax : (852) 2861 1465

Shareholders' Calendar

Closure of Register of Members	11th April, 2003 to 16th April, 2003 (both dates inclusive)
Interim Dividend	HK2 cents per share
Payable	20th May, 2003
Deadline for returning scrip dividend election forms	13th May, 2003

Listing Information

Stock Code	83
American Depositary Receipt	
CUSIP number	829344308
Trading Symbol	SNOLY
ADR to Ordinary share Ratio	1:5
Listing	Level One (OTC)
Depositary bank	The Bank of New York 101 Barclay Street, 22nd Floor – West, New York, NY 10286, U.S.A.

CHAIRMAN'S STATEMENT

INTERIM RESULTS AND DIVIDEND

The Group's unaudited consolidated turnover and net profit attributable to shareholders for the six months ended 31st December, 2002 was HK$2,999 million and HK$158 million respectively. Earnings per share for the period was 4.08 cents.

The Directors have declared an interim dividend of 2 cents per share payable on 20th May, 2003 to those shareholders whose names appear on the Register of Members of the Company on 16th April, 2003.

The interim dividend will be payable in cash but shareholders will be given the option of electing to receive the interim dividend in the form of new shares in lieu of cash in respect of part or all of such dividend. The new shares to be issued pursuant to the scrip dividend scheme are subject to their listing being granted by the Listing Committee of The Stock Exchange of Hong Kong Limited.

A circular containing details of the scrip dividend scheme will be despatched to shareholders together with the form of election for scrip dividend on or about 17th April, 2003. It is expected that the interim dividend warrants and share certificates will be despatched to shareholders on or about 20th May, 2003.

The unaudited interim results have been reviewed by the Company's auditors, Deloitte Touche Tohmatsu.

BUSINESS ACTIVITIES

(1) **Land Bank**

During the interim period ended 31st December, 2002, the Group acquired two plots of land mainly for residential development. The addition of these new sites contributes in aggregate approximately 2.7 million square feet of attributable gross floor area to the Group. Details of these acquisitions are as follows:

Location	Usage	Group's Interest	Attributable Gross Floor Area
			(Square feet)
1. Tsuen Wan Town Centre Redevelopment Project TWTL 398 Tsuen Wan, New Territories	Residential/ Commercial	100%	1,401,472
2. Ho Tung Lau STTL 470 Sha Tin, New Territories	Residential/ Commercial	100%	1,322,883
			2,724,355

As at 31st December, 2002, the Group's land bank, including properties held for sale; properties under development; and completed investment properties consists of a total gross floor area of approximately 19 million square feet. This comprises a balanced portfolio: 45% residential; 31% commercial; 13% industrial; 8% car parks; and 3% hotels.

(2) **Project Completion & Development Activities**

During the interim period ended 31st December, 2002, the Group completed the following developments with a total attributable gross floor area of approximately 943,734 square feet:

	Location	Usage	Group's Interest	Attributable Gross Floor Area
				(Square feet)
1.	Grand Regentville 9 Wo Mun Street, Fanling, New Territories	Residential/ Retail/ Car Parks	100%	603,929
2.	Horizon Place 100 Kwai Luen Road, Kwai Chung, New Territories	Residential	100%	205,580
3.	Sky Horizon 35 Cloud View Road, North Point, Hong Kong	Residential	100%	134,225
				943,734

(3) **Sales Activities**

During the interim period, revenue was mainly derived from the sale of a substantial number of residential units in Grand Regentville, Horizon Place and Sky Horizon.

To capitalise on improved sentiments brought about by the new housing policy in November 2002 and the 24-hour border-crossing at Lok Ma Chau checkpoint, the Group launched two residential projects, namely, Imperial Villas Phase 1 and Phase 2 in Yuen Long for sale. Market response was favourable with over 95% of units sold within a short period of time.

(4) **Rental Activities**

As at 31st December, 2002, the Group had 8.3 million square feet of attributable gross floor area of completed investment properties, an increase of 0.2 million square feet or 2.4% from 8.1 million square feet as at 30th June, 2002. The portfolio comprises a diversified range of properties: 47% commercial; 23% industrial; 19% car parks; 8% hotels; and 3% residential. The addition of investment properties coupled with the satisfactory overall occupancy rate across our investment properties are expected to further strengthen the Group's rental income.

The Group attaches a great deal of importance to customer satisfaction. To provide more fun and entertainment to our customers and shoppers, the Group regularly organises multifarious activities in its major shopping malls. These events not only help build closer ties with our customers, but also further attract retail shoppers and generally enhance the value of our rental portfolio.

The Group shall continue to organise more creative marketing and promotional activities to further enhance customer service and boost tenants' business.

During the interim period ended 31st December, 2002, the gross rental revenue of the Group, including the attributable share of its associates, was HK$565 million, representing an increase of 1% as compared to the same period of last year. This result reflects the high quality and favourable locations of the Group's investment properties.

(5) **Finance**

As at 31st December, 2002, the Group's total asset value amounted to HK$42 billion whereas gearing ratio was approximately 31.6%, expressed as a percentage of bank and other borrowings net of cash and bank balance over shareholders' equity. Of the total borrowings, 11% was repayable within one year, 34% repayable between one and two years and 55% repayable between two and five years. The Group, including the attributable shares of its associates, had cash resources of approximately HK$9,313 million, comprising cash on hand of approximately HK$2,426 million together with committed undrawn facilities of approximately HK$6,887 million. As at 31st December, 2002, the unaudited shareholders' fund and net asset value per share of the Group was HK$26 billion and HK$6.68 respectively.

There was no material change in foreign currency borrowings and the capital structure of the Group for the period ended 31st December, 2002. Foreign exchange exposure is kept at a minimal level. Most of the Group's borrowings are subject to floating interest rates except for certain project loans and convertible notes.

As at 31st December, 2002, the Group did not record any material exceptional changes in contingent liabilities since the previous financial year ended 30th June, 2002.

(6) **Future Developments**

The principal focus of the Group lies in property development and investments, with the land bank being continuously and selectively replenished in order to optimise earnings potential. As at 31st December, 2002, the Group had 9.5 million attributable square feet of land bank currently under development, about 79% of which is for residential development and completion within the next four to five years.

The Group reaffirms its commitment to building premium properties, incorporating wherever possible environmentally friendly concepts and features in its new developments, project management and property management to provide a better quality of life for our customers.

Other than the matters above mentioned, there was no material change from the information published in the report and accounts for the financial year ended 30th June, 2002.

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

The Group attaches great importance on corporate integrity, business ethics and good governance, and acknowledges its corporate responsibilities to society. The Group takes the view that the long-term shareholders' interests can best be optimised by its conducting its business in a socially responsible manner, and by adopting where possible environmentally friendly practices.

During the interim period, our wholly-owned subsidiary Sino Estates Management Limited received a number of awards in recognition of its contributions to society, and its efforts in the promotion of environmental protection for the benefit of its residential and commercial portfolios.

In September 2002, Sino Estates Management Limited won the '2002 Estate for the Chest Award' (Yau Tsim Mong District) by the Hong Kong Community Chest for its efforts in fund-raising activities. In December 2002, a 'Caring Company Award' was granted to the Company by The Hong Kong Council of Social Service.

On the environmental protection front, Certificates of 'Fresh Water Plumbing Quality Maintenance Recognition Scheme' were given by the Water Supplies Department in recognition of the sterling work performed for four residential projects under the Company's management. In January 2003, Regentville, one of the estates that it manages, was awarded a Certificate of Merit under the 'Green Office Management in 2002 Eco-Business Awards'.

EMPLOYEE PROGRAMMES

During the interim period, the Group hosted various internal and external training programmes for over 2,650 employees. These programmes were designed, amongst other things, to strengthen their language proficiency, professional knowledge and management know-how as well as to enhance their productivity. Course contents covered language skills; customer relations and customers service; information technology; self-enhancement initiatives; and environmental conservation in respect of office administration, property management and project management. New courses will continue to be developed to meet corporate and specific career planning needs.

As regards the former, just as the economic and social ties between the Mainland and Hong Kong continue to strengthen, and so the Group continues its efforts in promoting the use of Putonghua amongst its staff. Training courses at various levels are provided on a regular basis. As regards the latter, it is the Group's policy that all staff, in particular those holding front-line positions must uphold the highest possible customer service standards. In this regard, a consultancy has been engaged to provide an intensive training programme on good customer-service practices. As at 31st December, 2002, over 800 staff had undergone this training. Feedback from both participants and customers was most positive and encouraging.

The Group also runs an 'Outstanding Employee Award' scheme to recognise and reward outstanding performances by employees and identify and train potential leaders. During the interim period, 16 employees received this Award.

PROSPECTS

The global economic slowdown, precipitated by a sequence of economic and political events has slowed the progress of Hong Kong's economic recovery. However, continuing economic developments in the Mainland have positively impacted our economy with, for example, growing numbers of Mainland Chinese tourists visiting Hong Kong, benefiting our tourism and retail industries.

During the interim period and up to 18th March, 2003, the Special Administrative Region (SAR) Government undertook a broad direction to invigorate the economy as well as the property market. The measures announced by the SAR Government in November 2002, with a view to maintaining a market-driven operating environment to ensure and sustain the healthy development of the private property market and redefining its own role in housing, will have a positive long-term effect on the property market. Furthermore, the SAR Government's plan to foster greater economic co-operation and integration with cities in the Pearl River Delta Region will enhance the competitiveness of the region as a whole and will generate new business opportunities to bolster economic activities in the region and benefit Hong Kong in the long run.

During the interim period, the Group replenished its land bank at fair prices with an additional 2.7 million square feet of attributable gross floor area added to the development portfolio. This enlarged land bank will enable the Group to secure stable earnings in the next four to five years. The Directors are confident of the prospects of the Group in the medium to long term.

STAFF AND MANAGEMENT

On behalf of the Board, I would like to welcome Mr. Ivan Lee Wank-hay and Mr. Yu Wai Wai to join the Board as Executive Directors with effect from 1st January, 2003. I would also like to take this opportunity to express my appreciation and gratitude to all my fellow Directors and staff of the Group for their commitments and contributions.

Robert NG Chee Siong
Chairman

Hong Kong, 18th March, 2003

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 31st December, 2002

	Notes	Six months ended 31st December, 2002 (Unaudited) HK$	Six months ended 31st December, 2001 (Unaudited) HK$
Turnover	3	**2,999,098,443**	1,233,197,462
Cost of sales		**(1,792,249,990)**	(188,502,515)
Direct expenses		**(367,000,169)**	(238,722,498)
		839,848,284	805,972,449
Other operating income		**24,849,896**	18,812,911
Unrealised holding loss on investments in trading securities		**(100,959,166)**	(61,689,790)
Impairment loss on investments in other securities		**(161,127,507)**	(93,107,616)
Loss on disposal of investments in other securities		**-**	(122,047,403)
Administrative expenses		**(183,094,790)**	(179,558,919)
Profit from operations	3 & 4	**419,516,717**	368,381,632
Finance income	5	**57,231,163**	59,913,898
Finance costs	6	**(215,591,437)**	(290,667,615)
Net finance costs		**(158,360,274)**	(230,753,717)
Share of results of associates	7	**(40,724,361)**	60,462,065
Profit on disposal of associates		**-**	30,728,620
Profit before taxation		**220,432,082**	228,818,600
Taxation	8	**(65,309,538)**	(37,507,753)
Profit before minority interests		**155,122,544**	191,310,847
Minority interests		**2,674,699**	4,218,660
Net profit for the period		**157,797,243**	195,529,507
Dividends	9	**77,288,637**	76,821,664
Earnings per share	10		
Basic		**4.08 cents**	5.08 cents

CONDENSED CONSOLIDATED BALANCE SHEET

At 31st December, 2002

	Notes	31st December, 2002 (Unaudited) HK$	30th June, 2002 (Audited) HK$
Non-current assets			
Investment properties	11	**14,557,665,655**	14,448,546,536
Hotel property		**1,184,246,556**	1,154,228,706
Property, plant and equipment	12	**77,110,922**	80,221,262
Interests in associates	13	**11,339,711,742**	11,813,274,134
Investments in securities		**932,698,157**	835,204,231
Advances to investee companies		**23,481,920**	78,651,026
Other non-current assets		**300,000**	300,000
Long-term loans receivable	14	**655,542,409**	692,615,355
		28,770,757,361	29,103,041,250
Current assets			
Properties under development		**6,517,084,874**	5,880,322,201
Stocks of unsold properties		**929,820,557**	291,156,405
Hotel inventories		**22,366,516**	21,946,321
Investments in securities		**384,767,713**	485,726,879
Amounts due from associates		**2,486,450,198**	2,174,700,180
Accounts and other receivables	15	**803,363,845**	726,740,336
Deposit paid for purchase of land		**-**	20,000,000
Current portion of long-term loans receivable	14	**24,856,306**	25,558,437
Tax recoverable		**7,821,915**	8,747,697
Restricted bank deposits		**561,767,987**	525,153,593
Time deposits, bank balances and cash		**1,131,236,518**	2,207,629,294
		12,869,536,429	12,367,681,343
Current liabilities			
Accounts and other payables	16	**3,039,924,626**	4,787,555,900
Amounts due to associates		**308,664,249**	230,728,920
Taxation payable		**103,477,529**	50,391,217
Current portion of long-term unsecured bank loans		**31,194,800**	31,198,800
Current portion of long-term secured bank loans		**240,000,000**	237,664,400
Current portion of long-term unsecured other loans		**300,000,000**	-
Secured bank loans and overdrafts		**270,564,000**	315,564,000
Other secured loans		**292,954,774**	289,480,785
		4,586,779,978	5,942,584,022
Net current assets		**8,282,756,451**	6,425,097,321
		37,053,513,812	35,528,138,571
Capital and reserves			
Share capital		**3,880,424,025**	3,874,211,830
Share premium and reserves		**22,031,333,097**	21,844,351,257
		25,911,757,122	25,718,563,087
Minority interests		**1,783,403**	2,408,637
Non-current liabilities			
Long-term borrowings			
– due after one year		**8,691,896,936**	7,907,674,702
Advances from associates		**1,905,804,656**	1,704,050,548
Advances from investee companies		**4,126,540**	1,293,767
Advances from minority shareholders		**538,145,155**	194,147,830
		11,139,973,287	9,807,166,847
		37,053,513,812	35,528,138,571

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 31st December, 2002

	Share capital HK$	Share premium HK$	Investment property revaluation reserve HK$	Other security revaluation reserve HK$	Capital redemption reserve HK$	Exchange reserve HK$	Retained profits HK$	Total HK$
At 1st July, 2001	3,860,583,211	9,211,395,816	7,427,620,342	(499,538,422)	100,520,000	10,215,468	7,518,368,376	27,629,164,791
Exchange differences arising from translation of financial statements of operations outside Hong Kong	–	–	–	–	–	5,096,768	–	5,096,768
Deficit on revaluation	–	–	–	(25,093,184)	–	–	–	(25,093,184)
Net (losses) gains not recognised in the income statement	–	–	–	(25,093,184)	–	5,096,768	–	(19,996,416)
Revaluation reserves released on disposal	–	–	(578,348,089)	76,055,950	–	–	–	(502,292,139)
Share of revaluation reserves released on disposal of associates	–	–	(30,728,620)	–	–	–	–	(30,728,620)
Shares issued in lieu of cash dividend	21,303,378	32,274,618	–	–	–	–	–	53,577,996
Shares issue expenses	–	(30,050)	–	–	–	–	–	(30,050)
Cancellation upon repurchase of own shares	(19,500,000)	–	–	–	19,500,000	–	(43,838,143)	(43,838,143)
Impairment loss charged to income statement	–	–	–	93,107,616	–	–	–	93,107,616
Net profit for the period	–	–	–	–	–	–	195,529,507	195,529,507
Dividends paid	–	–	–	–	–	–	(76,821,664)	(76,821,664)
At 31st December, 2001	3,862,386,589	9,243,640,384	6,818,543,633	(355,468,040)	120,020,000	15,312,236	7,593,238,076	27,297,672,878
Exchange differences arising from translation of financial statements of operations outside Hong Kong	–	–	–	–	–	(12,506,455)	–	(12,506,455)
Deficit on revaluation	–	–	(1,390,214,183)	(21,034,014)	–	–	–	(1,411,248,197)
Share of deficit on revaluation of property interest by minority shareholders	–	–	39,611,429	–	–	–	–	39,611,429
Share of deficit on revaluation of property interests of associates	–	–	(319,709,648)	–	–	–	–	(319,709,648)
Net losses not recognised in the income statement	–	–	(1,670,312,402)	(21,034,014)	–	(12,506,455)	–	(1,703,852,871)
Revaluation reserves released on disposal	–	–	133,131,827	2	–	–	–	133,131,829
Share of revaluation reserves released on disposal of associates	–	–	(38,185,150)	–	–	–	–	(38,185,150)
Revaluation reserves released on disposal of a subsidiary	–	–	(12,712,419)	–	–	–	–	(12,712,419)
Shares issued in lieu of cash dividend	16,625,241	39,568,074	–	–	–	–	–	56,193,315
Shares issue expenses	–	(30,050)	–	–	–	–	–	(30,050)
Cancellation upon repurchase of own shares	(4,800,000)	–	–	–	4,800,000	–	(13,760,902)	(13,760,902)
Impairment loss charged to income statement	–	–	–	10,000,000	–	–	–	10,000,000
Net profit for the period	–	–	–	–	–	–	67,258,189	67,258,189
Dividends paid	–	–	–	–	–	–	(77,151,732)	(77,151,732)
At 30th June, 2002	3,874,211,830	9,283,178,408	5,230,465,489	(366,502,052)	124,820,000	2,805,781	7,569,583,631	25,718,563,087

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY *(Continued)*

For the six months ended 31st December, 2002

	Share capital *HK$*	Share premium *HK$*	Investment property revaluation reserve *HK$*	Other security revaluation reserve *HK$*	Capital redemption reserve *HK$*	Exchange reserve *HK$*	Retained profits *HK$*	Total *HK$*
Exchange differences arising from translation of financial statements of operations outside Hong Kong	-	-	-	-	-	(5,611,910)	-	(5,611,910)
Deficit on revaluation	-	-	-	(48,446,236)	-	-	-	(48,446,236)
Net losses not recognised in the income statement	-	-	-	(48,446,236)	-	(5,611,910)	-	(54,058,146)
Revaluation reserves released on disposal	-	-	5,288,441	-	-	-	-	5,288,441
Shares issued in lieu of cash dividend	20,592,195	35,521,536	-	-	-	-	-	56,113,731
Shares issue expenses	-	(30,050)	-	-	-	-	-	(30,050)
Cancellation upon repurchase of own shares	(14,380,000)	-	-	-	14,380,000	-	(35,301,992)	(35,301,992)
Impairment loss charged to income statement	-	-	-	140,673,445	-	-	-	140,673,445
Net profit for the period	-	-	-	-	-	-	157,797,243	157,797,243
Dividends paid	-	-	-	-	-	-	(77,288,637)	(77,288,637)
At 31st December, 2002	3,880,424,025	9,318,669,894	5,235,753,930	(274,274,843)	139,200,000	(2,806,129)	7,614,790,245	25,911,757,122

On 16th December, 2002, the Company issued and allotted a total of 20,592,195 shares of HK$1 each in the Company at an issue price of HK$2.725 each to the shareholders who elected to receive shares in the Company in lieu of cash for the final dividend in respect of financial year ended 30th June, 2002 pursuant to the scrip dividend circular dispatched to shareholders on 14th November, 2002. These shares rank pari passu in all respects with the existing shares.

During the period ended 31st December, 2002, 14,380,000 shares repurchased were subsequently cancelled.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 31st December, 2002

	Six months ended	
	31st December, 2002 (Unaudited)	31st December, 2001 (Unaudited and restated)
	HK$	*HK$*
Net cash (used in) from operating activities	**(2,780,143,854)**	1,424,675,525
Net cash from (used in) investing activities	**577,552,263**	(22,289,195)
Net cash from (used in) financing activities	**1,124,616,181**	(912,912,774)
Net (decrease) increase in cash and cash equivalents	**(1,077,975,410)**	489,473,556
Cash and cash equivalents at beginning of the period	**2,202,065,294**	249,742,346
Effect of foreign exchange rate changes	**1,582,634**	10,801,771
Cash and cash equivalents at end of the period	**1,125,672,518**	750,017,673
Analysis of the balances of cash and cash equivalents:		
Time deposits, bank balances and cash	**1,131,236,518**	750,017,673
Bank overdrafts	**(5,564,000)**	–
	1,125,672,518	750,017,673

1. BASIS OF PREPARATION

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and with the Statement of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants.

2. PRINCIPAL ACCOUNTING POLICIES

The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment properties and investments in securities.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 30th June, 2002, except as described below.

In the current period, the Group adopted, for the first time, the following new and revised SSAPs issued by the Hong Kong Society of Accountants, which has resulted in the adoption of the following new and revised accounting policies. The adoption of these SSAPs has resulted in a change in the format of presentation of the cash flow statement and the statement of changes in equity, but has had no significant effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

Foreign Currencies

The revisions to SSAP 11 "Foreign currency translation" have eliminated the choice of translating the income statements of subsidiaries outside Hong Kong at the closing rate for the period. They are now required to be translated at an average rate. Accordingly, on consolidation, the assets and liabilities of the Group's subsidiaries are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's exchange reserve. Such translation differences are recognised as income or as expenses in the period in which the subsidiary is disposed of. This change in accounting policy has not had any significant effect on the results for the current or prior accounting periods.

Cash Flow Statements

In the current period, the Group adopted SSAP 15 (Revised) "Cash flow statements". Under SSAP 15 (Revised), cash flows are classified under three headings – operating, investing and financing, rather than the previous five headings. Interest and dividends, which were previously presented under a separate heading, are classified as operating, investing or financing cash flows. Cash flows arising from taxes on income are classified as operating activities, unless they can be separately identified with investing or financing activities. Cash flows of subsidiaries outside Hong Kong have been re-translated at the rates prevailing at the dates of the cash flows rather than the rate of exchange ruling on the balance sheet date. The re-definition of cash and cash equivalents has had no significant effect on the disclosures for the current or prior accounting periods.

Employee Benefits

In the current period, the Group adopted SSAP 34 "Employee benefits", which introduces measurement rules for employee benefits, including retirement benefit plans. This change in accounting policy has not had any significant effect on the results for the current or prior accounting periods.

3. SEGMENT INFORMATION

Business segments

For management purposes, the Group is organised into five operating divisions – property, security, financing, hotel and building management and services. These operating divisions are the basis on which the Group reports its primary segment information as follows:

Six months ended 31st December, 2002

	Property	Security	Financing	Hotel	Building management and services	Elimination	Consolidated
	HK$	*HK$*	*HK$*	*HK$*	*HK$*	*HK$*	*HK$*
REVENUE							
Turnover							
Property rental	420,122,208	–	–	–	–	–	420,122,208
Property sales	2,188,060,651	–	–	–	–	–	2,188,060,651
Hotel operations	–	–	–	115,331,296	–	–	115,331,296
Management services	30,031,827	–	–	–	162,170,583	–	192,202,410
Share investment and dealing	–	17,696,686	–	–	–	–	17,696,686
Financing	–	–	65,685,192	–	–	–	65,685,192
	2,638,214,686	17,696,686	65,685,192	115,331,296	162,170,583	–	2,999,098,443
Other operating income	6,287,425	3,640,433	105,674	–	14,816,364	–	24,849,896
Inter-segment sales*	–	–	–	–	11,574,090	(11,574,090)	–
Total revenue	2,644,502,111	21,337,119	65,790,866	115,331,296	188,561,037	(11,574,090)	3,023,948,339
SEGMENT RESULT	631,870,857	(240,749,554)	65,790,866	57,945,370	87,753,968	–	602,611,507
Unallocated corporate expenses							(183,094,790)
Profit from operations							419,516,717

3. SEGMENT INFORMATION *(Continued)*

Six months ended 31st December, 2001

	Property	Security	Financing	Hotel	Building management and services	Elimination	Consolidated
	HK$	*HK$*	*HK$*	*HK$*	*HK$*	*HK$*	*HK$*
REVENUE							
Turnover							
Property rental	415,048,985	–	–	–	–	–	415,048,985
Property sales	501,312,607	–	–	–	–	–	501,312,607
Hotel operations	–	–	–	102,079,493	–	–	102,079,493
Management services	24,035,057	–	–	–	165,319,749	–	189,354,806
Share investment and dealing	–	22,341,132	–	–	–	–	22,341,132
Financing	–	–	3,060,439	–	–	–	3,060,439
	940,396,649	22,341,132	3,060,439	102,079,493	165,319,749	–	1,233,197,462
Other operating income	7,616,903	1,694,864	1,617,686	–	7,883,458	–	18,812,911
Inter-segment sales*	–	–	–	–	9,156,615	(9,156,615)	–
Total revenue	948,013,552	24,035,996	4,678,125	102,079,493	182,359,822	(9,156,615)	1,252,010,373
SEGMENT RESULT	677,388,406	(259,213,378)	4,678,125	46,322,987	78,764,411	–	547,940,551
Unallocated corporate expenses							(179,558,919)
Profit from operations							368,381,632

* *Inter-segment sales were charged on a percentage of costs incurred as agreed between both parties.*

4. PROFIT FROM OPERATIONS

	Six months ended	
	31st December, 2002	31st December, 2001
	HK$	*HK$*
Profit from operations has been arrived at after charging:		
Cost of hotel inventories	**11,678,185**	11,770,825
Depreciation	**8,157,327**	6,847,303

5. FINANCE INCOME

	Six months ended	
	31st December, 2002	31st December, 2001
	HK$	*HK$*
Interest income on		
– advances to associates	**33,676,465**	44,377,528
– advances to investee companies	**3,479,564**	3,537,410
– bank deposits	**20,075,134**	11,998,960
	57,231,163	59,913,898

6. FINANCE COSTS

	Six months ended	
	31st December, 2002	31st December, 2001
	HK$	*HK$*
Interest on borrowings	**211,474,170**	273,524,665
Provision for premium on redemption of convertible notes/bonds	**8,423,671**	27,630,227
Amortisation of issue costs of convertible notes/bonds	**3,787,405**	3,048,030
Loan facility arrangement fees and finance charges	**10,420,490**	15,524,934
	234,105,736	319,727,856
Less: Amounts capitalised to properties under development	**(18,514,299)**	(29,060,241)
	215,591,437	290,667,615

7. SHARE OF RESULTS OF ASSOCIATES

The share of results of associates includes amortisation of associates' goodwill of HK$4,647,244 (six months ended 31st December, 2001: HK$4,647,244) and release of associates' negative goodwill of HK$2,564,199 (six months ended 31st December, 2001: Nil).

8. TAXATION

	Six months ended	
	31st December, 2002	31st December, 2001
	HK$	*HK$*
Hong Kong Profits Tax:		
Taxation attributable to the Company and its subsidiaries	**60,713,560**	28,013,995
Share of taxation attributable to associates	**4,595,978**	9,493,758
	65,309,538	37,507,753

Hong Kong Profits Tax is calculated at 16% or 17.5%, as appropriate (six months ended 31st December, 2001: 16%), of the estimated assessable profits for the period.

9. DIVIDENDS

	Six months ended	
	31st December, 2002	31st December, 2001
	HK$	*HK$*
Final dividend for the year ended 30th June, 2002 of HK2 cents (year ended 30th June, 2001 of HK2 cents) with a scrip dividend option per share	**77,288,637**	76,821,664

The Directors determined that an interim dividend for the six months ended 31st December, 2002 of HK2 cents *(six months ended 31st December, 2001: HK2 cents)* per share would be paid to the shareholders of the Company whose names appear in the Register of Members on 16th April, 2003.

10. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit for the period of HK$157,797,243 *(six months ended 31st December, 2001: HK$195,529,507)* and on the weighted average of 3,869,689,847 *(six months ended 31st December, 2001: 3,852,541,638)* ordinary shares in issue throughout the period.

No diluted earnings per share has been presented for both periods as the effect of the assumed conversion of the Company's outstanding convertible notes/bonds would result in an increase in earnings per share.

11. INVESTMENT PROPERTIES

During the six months ended 31st December, 2002, certain properties under development were transferred to investment properties amounting to HK$167,937,960 *(six months ended 31st December, 2001: HK$499,028,625)*.

12. PROPERTY, PLANT AND EQUIPMENT

During the six months ended 31st December, 2002, additions to property, plant and equipment amounted to HK$5,120,042 *(six months ended 31st December, 2001: HK$25,365,406)*.

13. INTERESTS IN ASSOCIATES

	31st December, 2002	30th June, 2002
	HK$	*HK$*
Share of net assets	**2,436,030,647**	2,563,270,441
Goodwill	**125,475,596**	130,122,840
Negative goodwill	**(97,439,542)**	(100,003,741)
Advances to associates, less allowance for doubtful debts	**8,875,645,041**	9,219,884,594
	11,339,711,742	11,813,274,134

13. INTERESTS IN ASSOCIATES *(Continued)*

The Inland Revenue Department (the "IRD") initiated a tax inquiry for the years of assessment 1994/95 to 2001/02 on a wholly-owned subsidiary, Wide Harvest Investment Limited ("WHI"), of the Group's associate, Million Success Limited ("MSL"). Notices of additional assessment in an amount of approximately HK$406,000,000 were issued to WHI for the years under review and objections were properly lodged with the IRD by WHI. The effective share of the amount attributable to the Group as at 31st December, 2002 is estimated to be approximately HK$102,000,000. As the tax inquiry is still at its preliminary stage of fact finding and the fact finding process is likely to continue for some time, the ultimate outcome of the tax inquiry, which may not be known for some years, cannot presently be determined by the management of WHI with an acceptable degree of reliability, and accordingly, no provision for any liabilities that may result has been made in the financial statements of WHI as at 31st December, 2002.

The Directors of the Company have taken note of the above matters and have made due inquiries. Nothing has come to the attention of the Board of Directors of the Company which indicates that there has been material subsequent development or change in status in respect of the above matters.

14. LOANS RECEIVABLE

The Group offers loans to buyers of properties sold by the Group and the repayment terms of the loans are specified in the respective loan agreements.

15. ACCOUNTS AND OTHER RECEIVABLES

Included in accounts and other receivables are trade receivables of HK$121,417,199 *(30th June, 2002: HK$110,246,363)* comprising mainly of rental receivables which are billed in advance and settlement are expected upon receipt of billings.

The following is an aging analysis of trade receivables at the reporting date:

	31st December, 2002	30th June, 2002
	HK$	*HK$*
0 – 30 days	**68,637,808**	51,044,761
31 – 60 days	**12,386,182**	5,175,369
61 – 90 days	**4,369,647**	4,053,142
Over 90 days	**36,023,562**	49,973,091
	121,417,199	110,246,363

Trade receivables over 90 days amounting to HK$36,023,562 *(30th June, 2002: HK$49,973,091)* are sufficiently covered by rental deposits received from the respective tenants and no provision is required for these receivables under the Group's provision policy.

16. ACCOUNTS AND OTHER PAYABLES

Included in accounts and other payables are trade payables of HK$153,654,315 *(30th June, 2002: HK$102,519,775)*.

The following is an aging analysis of trade payables at the reporting date:

	31st December, 2002	30th June, 2002
	HK$	*HK$*
0 – 30 days	**95,082,364**	56,781,885
31 – 60 days	**15,795,604**	27,050,075
61 – 90 days	**38,179,139**	2,287,755
Over 90 days	**4,597,208**	16,400,060
	153,654,315	102,519,775

17. CONTINGENCIES AND COMMITMENTS

At the balance sheet date, the Group had the following commitments and contingent liabilities not provided for in the financial statements:

	31st December, 2002	30th June, 2002
	HK$	*HK$*
(a) Commitments in respect of property development expenditure:		
Authorised but not contracted for	**15,189,680**	101,831,529
Contracted but not provided for	**3,196,533,074**	2,582,818,009
	3,211,722,754	2,684,649,538
(b) Guarantees in respect of banking facilities and other liabilities of associates:		
Utilised	**2,497,344,773**	2,293,486,403
Not utilised	**1,228,503,561**	955,964,667
	3,725,848,334	3,249,451,070

(c) At 31st December, 2002 and 30th June, 2002, the Company and a wholly-owned subsidiary were parties to a legal claim and counterclaim in respect of the termination of a sale and purchase agreement dated 19th December, 1996 between the Company and the subsidiary and Hang Lung Development Company Limited and its subsidiary. In the opinion of the Directors, since these claim and counterclaim are being contested, likelihood of the conclusion of the case within a short period of time is remote at the present stage of the legal proceedings. Accordingly, no provision for contingency has been made.

CLOSURE OF REGISTER

The Register of Members will be closed from 11th April, 2003 to 16th April, 2003, both dates inclusive, during which period no transfers of shares will be effected. The record date for the interim dividend is at the close of business on 16th April, 2003.

In order to qualify for the interim dividend, shareholders should ensure all transfers, accompanied by the relevant share certificates, are lodged with the Company's Registrars, Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by not later than 4:00 p.m. on 10th April, 2003.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the interim period, the Company repurchased 16,380,000 ordinary shares on The Stock Exchange of Hong Kong Limited at an aggregate consideration of HK$40,158,742. All of the shares were subsequently cancelled *(Note)*. The nominal value of the cancelled shares of HK$14,380,000 during the interim period was credited to capital redemption reserve and the relevant aggregate consideration of HK$35,301,992 was paid out from the Company's retained profits. Details of the repurchases are as follows:

Month of the repurchases	Total number of the ordinary shares repurchased	Highest price paid per share	Lowest price paid per share	Aggregate consideration
		HK$	*HK$*	*HK$*
August 2002	4,500,000	2.675	2.475	11,596,079
September 2002	2,500,000	2.275	2.075	3,191,830
October 2002	2,180,000	2.300	2.225	7,262,418
November 2002	1,600,000	2.625	2.525	4,128,602
December 2002	5,600,000	2.550	2.375	13,979,813
	16,380,000			40,158,742

The purchases were made for the benefit of the shareholders as a whole as they enhance the net asset value and/or earnings per share of the Company.

Apart from the above, neither the Company nor any of its subsidiary companies had purchased, sold, or redeemed any of the listed securities of the Company during the interim period.

(Note) *Out of 16,380,000 shares repurchased, 14,380,000 shares were cancelled on delivery of the share certificates during the interim period while the remaining 2,000,000 shares repurchased on 30th December, 2002 were cancelled on delivery of the share certificates subsequent to the interim period.*

DIRECTORS' INTERESTS IN SHARES AND DEBT SECURITIES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

As at 31st December, 2002, the Directors and their associates held the following interests, which were beneficial unless otherwise stated, in shares and debt securities of the Company and its associated corporations as recorded in the register maintained by the Company pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance"):

(a) **Interests in the Company**

	Number of ordinary shares held				
Name of Director	**Personal interests**	**Family interests**	**Corporate interests**	**Other interests**	**Total interests**
Mr. Robert Ng Chee Siong	114,233	2,444,074	–	–	2,558,307
Mr. Ronald Joseph Arculli, GBS, OBE, JP	1,034,104	–	–	–	1,034,104
Mr. Paul Cheng Ming Fun, JP	59,610	–	–	–	59,610
Mr. Albert Yeung Pak Hin	14,501	–	–	–	14,501
Mr. Raymond Tong Kwok Tung	–	–	–	–	–
Mr. Benjamin Lam Yu Yee	–	–	–	–	–

(b) **Interests in associated corporations**

(i) **Holding Company**

Tsim Sha Tsui Properties Limited

	Number of ordinary shares held				
Name of Director	**Personal interests**	**Family interests**	**Corporate interests**	**Other interests**	**Total interests**
Mr. Robert Ng Chee Siong	524,720	–	–	–	524,720
Mr. Ronald Joseph Arculli, GBS, OBE, JP	60,000	–	–	–	60,000
Mr. Paul Cheng Ming Fun, JP	–	–	–	–	–
Mr. Albert Yeung Pak Hin	–	–	–	–	–
Mr. Raymond Tong Kwok Tung	–	–	–	–	–
Mr. Benjamin Lam Yu Yee	–	–	–	–	–

(ii) **Subsidiary Company**

Mr. Robert Ng Chee Siong held non-beneficial interest in one share of HK$1.00 of Sinoland Credit Limited.

DIRECTORS' INTERESTS IN SHARES AND DEBT SECURITIES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS *(Continued)*

(b) Interests in associated corporations *(Continued)*

(iii) Associated Companies

Mr. Robert Ng Chee Siong held corporate interest in 110 ordinary shares representing 55% of the issued shares of Erleigh Investment Limited, which in turn owned 100% of the issued shares of Murdoch Investments Inc.. Mr. Ng also held corporate interest in 8 ordinary shares representing 40% of the issued shares of Silver Link Investment Limited.

No entries in the register of interests held by Mr. Ivan Lee Wank-hay and Mr. Yu Wai Wai as at 31st December, 2002 in shares and debt securities of the Company and its associated corporations were required to be maintained pursuant to the SDI Ordinance since Mr. Lee and Mr. Yu joined as Directors of the Company on 1st January, 2003.

Save as disclosed herein, neither the Directors nor any of their associates had any beneficial and non-beneficial interests in shares or debt securities of the Company or its associated corporations as defined in the SDI Ordinance. Furthermore, none of the Directors or any of their spouses or children under the age of 18 were granted any rights or options to subscribe for shares or debt securities of the Company and its associated corporations.

SUBSTANTIAL SHAREHOLDERS

As at 31st December, 2002, the following shareholders of the Company were interested in 10% or more of the issued share capital of the Company as recorded in the register kept under Section 16(1) of the SDI Ordinance :

Name of Shareholder		Number of ordinary shares held	*Notes*
Mr. Ng Teng Fong	("Mr. Ng")	2,129,473,345	1
Tsim Sha Tsui Properties Limited	("TST Properties")	2,044,405,676	1
Mr. Chen Din Hwa	("Mr. Chen")	424,041,928	2
Xing Feng Investments Limited	("Xing Feng")	424,041,928	2
Nice Cheer Investment Limited	("Nice Cheer")	424,041,928	2

Notes:

1. Mr. Ng controlled more than one third of the voting rights of TST Properties and accordingly was deemed to have interests in the 2,044,405,676 shares held by TST Properties that formed part of the share interests of Mr. Ng as disclosed above.

2. Mr. Chen controlled more than one third of the voting rights of Xing Feng which in turn controlled more than one third of the voting rights of Nice Cheer. Accordingly, Mr. Chen was deemed to have interests in the shares held by Xing Feng and Nice Cheer. Hence, the share interests held by Mr. Chen, Xing Feng and Nice Cheer were duplicated.

Save as disclosed herein, no other person is recorded in the register as having an interest in 10% or more of the issued share capital of the Company as at 31st December, 2002.

PRACTICE NOTE 19 TO THE LISTING RULES

(a) Specific performance obligations on controlling shareholders

Pursuant to paragraph 3.7.1 of Practice Note 19 ("PN 19") of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), the Company is required to make disclosure of loan agreements which contain covenants requiring specific performance obligations on the controlling shareholder of the Company. As at 31st December, 2002, no such covenants exist in respect of any outstanding loan agreement entered into by the Company.

(b) Financial assistance and guarantees to affiliated companies (Note)

In accordance with paragraph 3.10 of PN 19 of the Listing Rules, the Company discloses the following statement of indebtedness, capital commitments and contingent liabilities reported on by the affiliated companies as at the end of the most recent financial period:

	At 31st December, 2002 *HK$*	At 30th June, 2002 *HK$*
The Group's share of total indebtedness of its affiliated companies:		
Bank loans	**1,972,744,773**	1,808,921,403
Other loans	**524,600,000**	481,400,000
	2,497,344,773	2,290,321,403
Advances from the Group	**11,362,095,239**	11,394,584,774
	13,859,440,012	13,684,906,177
The Group's share of capital commitments of its affiliated companies:		
Authorised but not contracted for	–	–
Contracted but not provided for	**766,371,151**	703,378,508
	766,371,151	703,378,508
The Group's share of contingent liabilities of its affiliated companies	–	–

(Note) *"Affiliated companies" mentioned above refers to associates of the Group*

CODE OF BEST PRACTICE

None of the Directors is aware of information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by the interim report, in compliance with the Code of Best Practice, as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The term of office for each Independent Non-Executive Director is the period up to his retirement by rotation and re-election at the Annual General Meeting in accordance with the Company's Articles of Association.

By Order of the Board
Eric IP Sai Kwong
Secretary

Hong Kong, 18th March, 2003

德勤・關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

執業會計師
香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

INDEPENDENT REVIEW REPORT
TO THE BOARD OF DIRECTORS OF SINO LAND COMPANY LIMITED

Introduction

We have been instructed by the Company to review the interim financial report set out on pages 8 to 19.

Directors' responsibilities

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

Review work performed

We conducted our review in accordance with the Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of management and applying analytical procedures to the interim financial report and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 31st December, 2002.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, 18th March, 2003

董事會
黃志祥（主席）
夏佳理，GBS, OBE, JP*
鄭明訓，JP*
楊柏軒
唐國通
林裕兒
李泓熙
余惠偉

（*獨立非執行董事）

審核委員會
鄭明訓，JP（主席）
夏佳理，GBS, OBE, JP

法定代表
黃志祥
唐國通

秘書
葉世光

核數師
德勤•關黃陳方會計師行
香港執業會計師

主要銀行
中國銀行（香港）有限公司
香港上海滙豐銀行有限公司
恒生銀行有限公司
中國工商銀行（亞洲）有限公司
中國建設銀行
新加坡發展銀行有限公司
東亞銀行有限公司
交通銀行香港分行
盤谷銀行
花旗銀行

律師
胡關李羅律師行
孖士打律師行
麥堅時律師行

註冊辦事處
香港九龍尖沙咀梳士巴利道
尖沙咀中心12字樓
電話：(852) 2721 8388
圖文傳真：(852) 2723 5901
國際互聯網址：http://www.sino-land.com
電子郵件：info@sino-land.com

股票登記處
標準証券登記有限公司
香港灣仔告士打道56號
東亞銀行港灣中心地下
電話：(852) 2980 1768
圖文傳真：(852) 2861 1465

股東時間表

截止過戶日期	二零零三年四月十一日至 二零零三年四月十六日 （首尾兩天包括在內）
中期股息 派發日期	每股二港仙 二零零三年五月二十日
遞交以股代息選擇表格之期限	二零零三年五月十三日

上市資料

股票代號	83
美國預托證券	
統一號碼	829344308
交易代號	SNOLY
預托證券對普通股比率	1:5
掛牌	第一級櫃台交易
存托銀行	紐約銀行 101 Barclay Street, 22nd Floor – West, New York, NY 10286, U.S.A.

主席報告

中期業績及派息

截至二零零二年十二月三十一日止中期年度，集團錄得未經審核之綜合營業額及股東應佔綜合淨利，分別達二十九億九千九百萬港元及一億五千八百萬港元。期內每股盈利為四點零八仙。

董事會宣佈派發中期息每股兩仙予於二零零三年四月十六日名列在本公司股東名冊內之股東。該股息將於二零零三年五月二十日派發。

中期股息將以現金方式派發予股東，惟股東將有權選擇全部或部分收取新發行之股份以代替現金方式收取中期股息。依據此項以股代息計劃所發行之新股，須待香港聯合交易所有限公司上市委員會批准上市買賣，方可作實。

載有關於以股代息計劃詳情之通函及選擇以股代息之表格，將約於二零零三年四月十七日寄予各股東。預計中期股息單及股票將約於二零零三年五月二十日發給股東。

此未經審核之中期業績經由本公司之核數師，德勤•關黃陳方會計師行審閱。

業務回顧

(一) 土地儲備

截至二零零二年十二月三十一日止中期年度，集團購入兩幅主要用作住宅發展之土地，此為集團帶來應佔總樓面面積合共約二百七十萬平方呎。購入之土地詳情如下：

	地點	用途	集團所佔權益	集團所佔樓面面積 (平方呎)
1.	荃灣市中心重建項目 新界荃灣 荃灣市地段第398號	住宅／商業	100%	1,401,472
2.	何東樓 新界沙田 沙田市地段第470號	住宅／商業	100%	1,322,883
				2,724,355

於二零零二年十二月三十一日，集團擁有土地儲備總樓面面積約一千九百萬平方呎，當中包括已完成之出售物業、發展中之物業及已發展完成之投資物業，各類型物業比例均衡：住宅佔百分之四十五，商業佔百分之三十一，工業佔百分之十三，停車場佔百分之八，以及酒店佔百分之三。

(二) 發展完成之物業及物業發展狀況

截至二零零二年十二月三十一日止中期年度，集團已發展完成以下項目，應佔總樓面面積約九十四萬三千七百三十四平方呎：

	地點	用途	集團所佔權益	集團所佔樓面面積
				(平方呎)
1.	御庭軒 新界粉嶺 和滿街9號	住宅／ 商業／ 停車場	100%	603,929
2.	月海灣 新界葵涌 葵聯路100號	住宅	100%	205,580
3.	海天峰 香港北角 雲景道35號	住宅	100%	134,225
				943,734

(三) 銷售活動

中期年度內，集團所錄得的物業銷售收入，主要來自出售大量御庭軒、月海灣及海天峰的住宅單位。

為配合於二零零二年十一月政府公佈的新房屋政策，以及落馬洲管制站二十四小時旅客通關服務所帶來之正面影響，集團推出兩個位於元朗的住宅發展項目－帝庭居第一期及第二期。市場反應理想，超過百分之九十五的住宅單位均於短期間售出。

(四) 租務活動

於二零零二年十二月三十一日，集團已完成之投資物業應佔總樓面面積達八百三十萬平方呎，較二零零二年六月三十日之八百一十萬平方呎，增加了二十萬平方呎（或百分之二點四），其中物業類型比例均衡：商業佔百分之四十七，工業佔百分之二十三，停車場佔百分之十九，酒店佔百分之八，住宅佔百分之三。新增之投資物業，加上我們現存投資物業之整體出租情況理想，預計將提升集團之租金收益。

集團對顧客的滿意程度極為重視。為了提供更多歡樂及娛樂給我們的顧客，集團定期在主要的購物商場舉辦各種活動。這些活動不單令我們與客戶間建立更密切的關係，而且亦吸引更多顧客光臨消費，從而提高我們投資物業組合的價值。

集團將繼續舉辦更多具創意的市場推廣及宣傳活動，以進一步加強客戶服務及為租戶提高生意額。

截至二零零二年十二月三十一日止中期年度，集團連同所佔聯營公司之總租金收入為五億六千五百萬港元，較去年同期增加百分之一，此反映集團的投資物業質素優越及地點理想。

（五）**財務**

於二零零二年十二月三十一日，集團資產總值為四百二十億港元，而按淨債項與股東權益比率計算，集團的資產負債比率約百分之三十一點六。集團貸款總額中，百分之十一在一年內償還，百分之三十四在一至兩年內償還，百分之五十五則於二至五年內償還。集團包括所佔聯營公司擁有現金資源約九十三億一千三百萬港元，其中包括手頭現金約二十四億二千六百萬港元及可動用之未提取信貸額約六十八億八千七百萬港元。此外，於二零零二年十二月三十一日，集團未經審核之股東權益總額及每股資產淨值分別為二百六十億港元及六點六八港元。

於二零零二年十二月三十一日止中期年度，集團在外匯貸款及資本結構上並沒有錄得重大轉變。外匯風險亦維持於低水平。除特定的項目借貸及可換股債券外，集團大部份借貸均以浮息為基礎。

於二零零二年十二月三十一日，集團較上個財政年度二零零二年六月三十日止，沒有錄得任何承擔及或然負債的特別重大轉變。

（六）**未來發展**

集團之業務主要集中於物業發展及投資方面，並將會繼續及選擇性地添置土地儲備，以達至最佳的盈利潛能。於二零零二年十二月三十一日，集團應佔總樓面面積約九百五十萬平方呎之土地儲備現正發展中，當中百分之七十九用作住宅發展用途，並預計該等項目可於四年至五年內相繼完成。

集團致力興建優質物業，並為旗下的新發展項目、工程項目管理及物業管理引入環保概念及元素，為我們的客戶提供更佳之生活質素。

除上述事項外，其他資料對比二零零二年六月三十日止之年報並無任何其他重大轉變。

社會關係及環境責任

集團著重企業誠信、商業道德操守、良好企業管治及公民責任的重要性。為達至最理想的長期股東價值，集團竭力承擔社會責任，致力實踐環保。

期內，全資附屬公司－信和物業管理有限公司榮獲多個獎項，見證了其對社會作出的貢獻，以及在住宅及商業樓宇組合上推廣環保所作出之努力。

於二零零二年九月，信和物業管理有限公司榮獲由香港公益金舉辦的「二零零二年公益金全港屋邨籌款－分區屋邨最高籌募獎（油尖旺區）」，以表揚在籌款活動上作出之努力。二零零二年十二月，信和物業榮獲香港社會服務聯會頒發「商界展關懷」獎項。

在環保方面，信和物業管理有限公司管理的四個住宅屋苑榮獲水務署頒發之「食水系統優質維修認可計劃」。而帝庭軒亦於二零零三年一月榮獲「2002香港環保企業獎（環保辦公室）優異獎」。

僱員計劃

中期年度內，集團為超過二千六百五十名僱員提供了不同類型的內部及外間培訓課程。這些課程主要是為了增強員工的語言能力、增進其專業知識及管理事宜，以及提高生產力而特別設計。集團提供的訓練課程包括有：語言訓練、客戶關係及客戶服務、資訊科技、自我增值，以及有關辦公室管理、物業管理及項目管理的環境保護知識。集團將繼續配合公司策略及特定職業發展計劃需求，推出各類嶄新課程。

有關語言訓練方面，由於中港經濟及社會連繫越趨緊密，集團將繼續致力增強員工的普通話應對能力，並定期舉辦不同程度的訓練課程。而有關客戶服務方面，集團的政策要求所有員工必須擁有最優質的客戶服務水準，尤以前線員工為要。故此，集團特聘用顧問公司提供良好客戶服務之密集訓練計劃。於二零零二年十二月三十一日止，顧問公司已訓練超過八百位員工，而受訓員工及客戶對此訓練計劃的反應非常理想。

集團亦舉辦「傑出員工獎」計劃，以讚揚表現出色的僱員，並提供訓練課程以裝備他們成為集團未來領導層。期內，共有十六位員工獲得此獎項。

展望

一連串的經濟及政治事件加速了全球經濟放緩，減慢了香港的經濟復甦。但中國大陸持續發展的經濟，對香港經濟有正面影響，例如中國大陸訪港旅客人數不斷上升，從而令本港的旅遊業及零售業受惠。

於期內及截至二零零三年三月十八日，特區政府為經濟及樓市復甦確立了方向。為了維持以市場為主導的營商環境以確保私人物業市場持續健康發展，特區政府於二零零二年十一月宣佈多項措施。政府此舉亦為其在房屋方面的角色重新下了定義。相信這些新措施將對長遠的樓市前景起穩定作用。此外，特區政府計劃強化本港與珠江三角洲城市的經濟合作和融合。此項措施定能增強整個區域的競爭力，並將創造新商機以帶動區內的經濟活動，香港必能長遠受惠。

期內，集團以合理價錢增添土地儲備，為集團發展組合帶來應佔總樓面面積達二百七十萬平方呎。新增之土地儲備將能確保集團未來四年至五年的穩定收益。董事會對集團的中期及長期發展均有信心。

員工與管理層

本人謹代表董事會歡迎李泓熙先生及余惠偉先生於二零零三年一月一日起就任執行董事。本人亦藉此機會對集團各董事及員工之支持及貢獻，致以感謝。

主席
黃志祥

香港，二零零三年三月十八日

精簡綜合收益表

截至二零零二年十二月三十一日止六個月

	附註	六個月止 二零零二年 十二月三十一日 （未經審核） 港元	二零零一年 十二月三十一日 （未經審核） 港元
營業額	3	**2,999,098,443**	1,233,197,462
銷售成本		**(1,792,249,990)**	(188,502,515)
直接費用		**(367,000,169)**	(238,722,498)
		839,848,284	805,972,449
其他收益		**24,849,896**	18,812,911
持有買賣證券投資之未實現虧損		**(100,959,166)**	(61,689,790)
其他證券投資減值虧損		**(161,127,507)**	(93,107,616)
出售其他證券投資虧損		**–**	(122,047,403)
行政費用		**(183,094,790)**	(179,558,919)
經營溢利	3&4	**419,516,717**	368,381,632
財務收益	5	**57,231,163**	59,913,898
財務成本	6	**(215,591,437)**	(290,667,615)
財務成本淨額		**(158,360,274)**	(230,753,717)
應佔聯營公司業績	7	**(40,724,361)**	60,462,065
出售聯營公司溢利		**–**	30,728,620
除稅前溢利		**220,432,082**	228,818,600
稅項	8	**(65,309,538)**	(37,507,753)
未計少數股東權益前溢利		**155,122,544**	191,310,847
少數股東權益		**2,674,699**	4,218,660
本期純利		**157,797,243**	195,529,507
股息	9	**77,288,637**	76,821,664
每股盈利	10		
基本		**4.08 仙**	5.08 仙

精簡綜合資產負債表

於二零零二年十二月三十一日

	附註	二零零二年 十二月三十一日 （未經審核） 港元	二零零二年 六月三十日 （經審核） 港元
非流動資產			
投資物業	11	**14,557,665,655**	14,448,546,536
酒店物業		**1,184,246,556**	1,154,228,706
物業、廠房及設備	12	**77,110,922**	80,221,262
投資聯營公司權益	13	**11,339,711,742**	11,813,274,134
證券投資		**932,698,157**	835,204,231
借予投資公司款項		**23,481,920**	78,651,026
其他資產		**300,000**	300,000
應收遠期貸款	14	**655,542,409**	692,615,355
		28,770,757,361	29,103,041,250
流動資產			
發展中物業		**6,517,084,874**	5,880,322,201
未售樓宇存貨		**929,820,557**	291,156,405
酒店存貨		**22,366,516**	21,946,321
證券投資		**384,767,713**	485,726,879
應收聯營公司款項		**2,486,450,198**	2,174,700,180
應收賬款及其他應收	15	**803,363,845**	726,740,336
購買土地之訂金		**–**	20,000,000
應收遠期貸款之本期部分	14	**24,856,306**	25,558,437
可收回税款		**7,821,915**	8,747,697
有限制銀行存款		**561,767,987**	525,153,593
定期存款、銀行存款及現金		**1,131,236,518**	2,207,629,294
		12,869,536,429	12,367,681,343
流動負債			
應付賬款及其他應付	16	**3,039,924,626**	4,787,555,900
應付聯營公司款項		**308,664,249**	230,728,920
應付税項		**103,477,529**	50,391,217
遠期無抵押銀行貸款之本期部分		**31,194,800**	31,198,800
遠期有抵押銀行貸款之本期部分		**240,000,000**	237,664,400
遠期無抵押其他貸款之本期部分		**300,000,000**	–
有抵押銀行貸款及透支		**270,564,000**	315,564,000
其他有抵押貸款		**292,954,774**	289,480,785
		4,586,779,978	5,942,584,022
流動資產淨額		**8,282,756,451**	6,425,097,321
		37,053,513,812	35,528,138,571
資本及儲備			
股本		**3,880,424,025**	3,874,211,830
股份溢價及儲備		**22,031,333,097**	21,844,351,257
		25,911,757,122	25,718,563,087
少數股東權益		**1,783,403**	2,408,637
非流動負債			
遠期借貸－到期日超過一年		**8,691,896,936**	7,907,674,702
聯營公司提供之借款		**1,905,804,656**	1,704,050,548
投資公司提供之借款		**4,126,540**	1,293,767
少數股東提供之借款		**538,145,155**	194,147,830
		11,139,973,287	9,807,166,847
		37,053,513,812	35,528,138,571

精簡綜合股東權益變動表

截至二零零二年十二月三十一日止六個月

	股本	股份溢價	投資物業重估儲備	其他證券重估儲備	資本贖回儲備	匯兌儲備	保留溢利	合計
	港元	港元	港元	港元	港元	港元	港元	港元
於二零零一年七月一日	3,860,583,211	9,211,395,816	7,427,620,342	(499,538,422)	100,520,000	10,215,468	7,518,368,376	27,629,164,791
換算香港以外地區業務賬目而產生之匯兌差額	–	–	–	–	–	5,096,768	–	5,096,768
重估虧損	–	–	–	(25,093,184)	–	–	–	(25,093,184)
未於收益表內確認之（虧損）收益淨額	–	–	–	(25,093,184)	–	5,096,768	–	(19,996,416)
出售時撥回之重估儲備	–	–	(578,348,089)	76,055,950	–	–	–	(502,292,139)
應佔出售聯營公司時撥回之重估儲備	–	–	(30,728,620)	–	–	–	–	(30,728,620)
以股代息所發行之股份	21,303,378	32,274,618	–	–	–	–	–	53,577,996
發行股份費用	–	(30,050)	–	–	–	–	–	(30,050)
購回並註銷股份	(19,500,000)	–	–	–	19,500,000	–	(43,838,143)	(43,838,143)
於收益表內扣除之減值虧損	–	–	–	93,107,616	–	–	–	93,107,616
本期純利	–	–	–	–	–	–	195,529,507	195,529,507
已付股息	–	–	–	–	–	–	(76,821,664)	(76,821,664)
於二零零一年十二月三十一日	3,862,386,589	9,243,640,384	6,818,543,633	(355,468,040)	120,020,000	15,312,236	7,593,238,076	27,297,672,878
換算香港以外地區業務賬目而產生之匯兌差額	–	–	–	–	–	(12,506,455)	–	(12,506,455)
重估虧損	–	–	(1,390,214,183)	(21,034,014)	–	–	–	(1,411,248,197)
少數股東應佔物業權益之重估虧損	–	–	39,611,429	–	–	–	–	39,611,429
應佔聯營公司物業權益之重估虧損	–	–	(319,709,648)	–	–	–	–	(319,709,648)
未於收益表內確認之虧損淨額	–	–	(1,670,312,402)	(21,034,014)	–	(12,506,455)	–	(1,703,852,871)
出售時撥回之重估儲備	–	–	133,131,827	2	–	–	–	133,131,829
應佔出售聯營公司時撥回之重估儲備	–	–	(38,185,150)	–	–	–	–	(38,185,150)
出售一間附屬公司時撥回之重估儲備	–	–	(12,712,419)	–	–	–	–	(12,712,419)
以股代息所發行之股份	16,625,241	39,568,074	–	–	–	–	–	56,193,315
發行股份費用	–	(30,050)	–	–	–	–	–	(30,050)
購回並註銷股份	(4,800,000)	–	–	–	4,800,000	–	(13,760,902)	(13,760,902)
於收益表內扣除之減值虧損	–	–	–	10,000,000	–	–	–	10,000,000
本期純利	–	–	–	–	–	–	67,258,189	67,258,189
已付股息	–	–	–	–	–	–	(77,151,732)	(77,151,732)
於二零零二年六月三十日	3,874,211,830	9,283,178,408	5,230,465,489	(366,502,052)	124,820,000	2,805,781	7,569,583,631	25,718,563,087

精簡綜合股東權益變動表 *(續)*

截至二零零二年十二月三十一日止六個月

	股本 *港元*	股份溢價 *港元*	投資物業重估儲備 *港元*	其他證券重估儲備 *港元*	資本贖回儲備 *港元*	匯兌儲備 *港元*	保留溢利 *港元*	合計 *港元*
換算香港以外地區業務賬目而產生之匯兌差額	–	–	–	–	–	(5,611,910)	–	(5,611,910)
重估虧損	–	–	–	(48,446,236)	–	–	–	(48,446,236)
未於收益表內確認之虧損淨額	–	–	–	(48,446,236)	–	(5,611,910)	–	(54,058,146)
出售時撥回之重估儲備	–	–	5,288,441	–	–	–	–	5,288,441
以股代息所發行之股份	20,592,195	35,521,536	–	–	–	–	–	56,113,731
發行股份費用	–	(30,050)	–	–	–	–	–	(30,050)
購回並註銷股份	(14,380,000)	–	–	–	14,380,000	–	(35,301,992)	(35,301,992)
於收益表內扣除之減值虧損	–	–	–	140,673,445	–	–	–	140,673,445
本期純利	–	–	–	–	–	–	157,797,243	157,797,243
已付股息	–	–	–	–	–	–	(77,288,637)	(77,288,637)
於二零零二年十二月三十一日	3,880,424,025	9,318,669,894	5,235,753,930	(274,274,843)	139,200,000	(2,806,129)	7,614,790,245	25,911,757,122

於二零零二年十二月十六日，本公司根據於二零零二年十一月十四日派發予股東之以股代息通函，按每股 2.725 港元之基準，合共發行及配發 20,592,195 股每股面值 1 港元本公司之股份，予選擇收取新股以代替現金股息之股東，作為二零零二年六月三十日止年度末期息。此等股份與其他已發行股份均享有同等權益。

於二零零二年十二月三十一日止期間內， 14,380,000 股已購回之股份其後已註銷。

精簡綜合現金流量表

截至二零零二年十二月三十一日止六個月

	六個月止	
	二零零二年 十二月三十一日 （未經審核）	二零零一年 十二月三十一日 （未經審核 及重列）
	港元	*港元*
（用於）來自經營業務之現金淨額	**(2,780,143,854)**	1,424,675,525
來自（用於）投資業務之現金淨額	**577,552,263**	(22,289,195)
來自（用於）融資業務之現金淨額	**1,124,616,181**	(912,912,774)
現金及現金等值（減少）增加淨額	**(1,077,975,410)**	489,473,556
期初之現金及現金等值	**2,202,065,294**	249,742,346
匯兑率改變之影響	**1,582,634**	10,801,771
期終之現金及現金等值	**1,125,672,518**	750,017,673
現金及現金等值之分析：		
定期存款、銀行存款及現金	**1,131,236,518**	750,017,673
銀行透支	**(5,564,000)**	–
	1,125,672,518	750,017,673

精簡財務報告書附註

截至二零零二年十二月三十一日止六個月

1. 編製基準

本精簡財務報告書乃遵照香港聯合交易所有限公司證券上市規則附錄十六內可適用之披露規定及會計實務準則（「會計準則」）第二十五條「中期財務報告」之規定編製。

2. 主要會計政策

本精簡財務報告書乃按過往採用之成本慣例並就重估投資物業及證券投資而作出修訂後編製。

除以下所述外，編製此精簡財務報告書所採納之會計政策與二零零二年六月三十日止年度本集團之財務報告書所採納的均屬一致。

於本期內，本集團首次採納下列由香港會計師公會頒佈之新增及經修訂之會計準則，以致採納下列新訂及經修訂之會計政策。採納該等會計準則導致現金流量表及股東權益變動表之呈報方式有所更改，惟對本期間或以往會計期間之業績並無重大影響。因此，無需作出前期調整。

外幣

會計準則第十一條「外幣折算」的有關修訂取消了於期內以結算日之匯率換算香港以外地區之附屬公司的收益表之選擇。現時規定收益表須以平均匯率換算。因此，於綜合賬目時，本集團該等附屬公司的資產及負債乃按結算日之匯率換算。收支項目則按期內的平均匯率換算。就此產生的匯兌差額（如有）乃分類列為股東權益並轉撥往本集團之匯兌儲備。該等匯兌差額乃於出售有關附屬公司期間確認為收入或支出。此項會計政策的變動對本期間或以往會計期間的業績並無重大影響。

現金流量表

本集團已於期內採納會計準則第十五條（經修訂）「現金流量表」。根據會計準則第十五條（經修訂），現金流量乃分為三大項呈列－經營、投資及融資，而非過往分五項呈列。以往以個別項目呈列之利息和股息，現列為經營、投資或融資之現金流量。除非因收益上之稅項而產生之現金流量可分開確認為投資或融資業務，否則該現金流量乃列作經營業務。香港以外地區之附屬公司之現金流量已按現金流量當日適用之匯率換算，而非按結算日之匯率換算。重新界定現金及現金等值對本期間或以往會計期間之披露並無重大影響。

員工福利

本集團已於期內採納會計準則第三十四條「員工福利」，引入計算員工福利包括退休保障計劃之法則。此項會計政策的變動對本期間或以往會計期間的業績並無重大影響。

精簡財務報告書附註 *(續)*

截至二零零二年十二月三十一日止六個月

3. 分部資料

業務分部

作為管理用途，本集團目前由五個經營分區組成－物業、證券、財務、酒店及物業管理及服務。以本集團申報其主要分部資料為基準之經營分區如下：

二零零二年十二月三十一日止六個月

	物業	證券	財務	酒店	物業管理及服務	抵銷	綜合
	港元	*港元*	*港元*	*港元*	*港元*	*港元*	*港元*
收入							
營業額							
物業租賃	420,122,208	–	–	–	–	–	420,122,208
物業銷售	2,188,060,651	–	–	–	–	–	2,188,060,651
酒店經營	–	–	–	115,331,296	–	–	115,331,296
管理服務	30,031,827	–	–	–	162,170,583	–	192,202,410
股票投資及買賣	–	17,696,686	–	–	–	–	17,696,686
財務	–	–	65,685,192	–	–	–	65,685,192
	2,638,214,686	17,696,686	65,685,192	115,331,296	162,170,583	–	2,999,098,443
其他經營收益	6,287,425	3,640,433	105,674	–	14,816,364	–	24,849,896
內部分部銷售*	–	–	–	–	11,574,090	(11,574,090)	–
總收入	2,644,502,111	21,337,119	65,790,866	115,331,296	188,561,037	(11,574,090)	3,023,948,339
分部業績	631,870,857	(240,749,554)	65,790,866	57,945,370	87,753,968	–	602,611,507
未分配企業支出							(183,094,790)
經營溢利							419,516,717

精簡財務報告書附註 *(續)*

截至二零零二年十二月三十一日止六個月

3. 分部資料 *(續)*

二零零一年十二月三十一日止六個月

	物業 *港元*	證券 *港元*	財務 *港元*	酒店 *港元*	物業管理 及服務 *港元*	抵銷 *港元*	綜合 *港元*
收入							
營業額							
物業租賃	415,048,985	–	–	–	–	–	415,048,985
物業銷售	501,312,607	–	–	–	–	–	501,312,607
酒店經營	–	–	–	102,079,493	–	–	102,079,493
管理服務	24,035,057	–	–	–	165,319,749	–	189,354,806
股票投資及買賣	–	22,341,132	–	–	–	–	22,341,132
財務	–	–	3,060,439	–	–	–	3,060,439
	940,396,649	22,341,132	3,060,439	102,079,493	165,319,749	–	1,233,197,462
其他經營收益	7,616,903	1,694,864	1,617,686	–	7,883,458	–	18,812,911
內部分部銷售*	–	–	–	–	9,156,615	(9,156,615)	–
總收入	948,013,552	24,035,996	4,678,125	102,079,493	182,359,822	(9,156,615)	1,252,010,373
分部業績	677,388,406	(259,213,378)	4,678,125	46,322,987	78,764,411	–	547,940,551
未分配企業支出							(179,558,919)
經營溢利							368,381,632

* *內部分部銷售乃按照雙方協議以成本之某一百分比計算。*

4. 經營溢利

	六個月止 **二零零二年 十二月三十一日** ***港元***	六個月止 二零零一年 十二月三十一日 *港元*
經營溢利已扣除下列項目：		
酒店存貨成本	**11,678,185**	11,770,825
折舊	**8,157,327**	6,847,303

5. 財務收益

	六個月止	
	二零零二年十二月三十一日	二零零一年十二月三十一日
	港元	*港元*
利息收益		
一借予聯營公司之款項	**33,676,465**	44,377,528
一借予投資公司之款項	**3,479,564**	3,537,410
一銀行存款	**20,075,134**	11,998,960
	57,231,163	59,913,898

6. 財務成本

	六個月止	
	二零零二年十二月三十一日	二零零一年十二月三十一日
	港元	*港元*
貸款利息支出	**211,474,170**	273,524,665
贖回可換股票據／債券之溢價準備	**8,423,671**	27,630,227
攤銷可換股票據／債券之發行成本	**3,787,405**	3,048,030
貸款融資之安排費用及財務開支	**10,420,490**	15,524,934
	234,105,736	319,727,856
減：已撥充發展中物業成本之數額	**(18,514,299)**	(29,060,241)
	215,591,437	290,667,615

7. 應佔聯營公司業績

應佔聯營公司業績包括聯營公司商譽攤銷4,647,244港元 *(二零零一年十二月三十一日止六個月：4,647,244港元)* 及聯營公司負商譽撥回2,564,199港元 *(二零零一年十二月三十一日止六個月：無)* 。

8. 稅項

	六個月止	
	二零零二年十二月三十一日	二零零一年十二月三十一日
	港元	*港元*
香港利得稅：		
本公司及附屬公司稅項	**60,713,560**	28,013,995
應佔聯營公司稅項	**4,595,978**	9,493,758
	65,309,538	37,507,753

香港利得稅乃根據期內之估計應課稅溢利適當地按稅率16%或17.5%計算 *(二零零一年十二月三十一日止六個月：16%)* 。

9. 股息

	六個月止	
	二零零二年十二月三十一日	二零零一年十二月三十一日
	港元	*港元*
二零零二年六月三十日止年度末期息每股2港仙（二零零一年六月三十日止年度每股2港仙），每股附有以股代息認購權	**77,288,637**	76,821,664

董事會宣布派發中期息每股2港仙 *(二零零一年十二月三十一日止六個月：2港仙)* 予於二零零三年四月十六日登記在本公司股東名冊之股東。

10. 每股盈利

每股基本盈利乃根據本期純利157,797,243港元 *(二零零一年十二月三十一日止六個月：195,529,507港元)* 及期內已發行普通股之加權平均數3,869,689,847股 *(二零零一年十二月三十一日止六個月：3,852,541,638股)* 普通股計算。

行使本公司尚餘之可換股票據／債券將會令每股純利上升，因此，每股攤薄後盈利並無列出。

11. 投資物業

二零零二年十二月三十一日止六個月期間內，167,937,960港元之發展中物業轉撥至投資物業 *(二零零一年十二月三十一日止六個月：499,028,625港元)* 。

12. 物業、廠房及設備

二零零二年十二月三十一日止六個月期間內，新增之物業、廠房及設備為5,120,042港元 *(二零零一年十二月三十一日止六個月：25,365,406港元)* 。

13. 投資聯營公司權益

	二零零二年十二月三十一日	二零零二年六月三十日
	港元	*港元*
應佔資產淨值	**2,436,030,647**	2,563,270,441
商譽	**125,475,596**	130,122,840
負商譽	**(97,439,542)**	(100,003,741)
借予聯營公司款項減呆賬準備	**8,875,645,041**	9,219,884,594
	11,339,711,742	11,813,274,134

13. 投資聯營公司權益 *(續)*

稅務局就本集團之聯營公司坤貿有限公司（「坤貿」）之全資附屬公司廣滔投資有限公司（「廣滔」）由一九九四／九五至二零零一／零二之課稅年度進行稅務查詢。並發出大約406,000,000港元額外評稅通知單予廣滔，廣滔已向稅務局提出反對。於二零零二年十二月三十一日本集團應佔數額估計大約102,000,000港元。鑑於此稅務查詢仍處於初部資料搜集階段，同時將持續一段時間。廣滔管理層認為現階段無法準確預測需要數年才能得出的查詢結果，因此，廣滔於二零零二年十二月三十一日之財務報告書並無為此而作出撥備。

本公司之董事已知悉上述事件及提出查詢。董事局認為上述事件並無重大進展及改變。

14. 應收貸款

本集團提供貸款予購買本集團物業之買家，還款細則於貸款合約內定明。

15. 應收賬款及其他應收

應收賬款及其他應收包括應收貿易賬款121,417,199港元 *(二零零二年六月三十日：110,246,363港元)*，此等應收貿易賬款主要為預開發票及預期見票兌付之應收租金。

於報告日之應收貿易賬款之賬齡分析如下：

	二零零二年十二月三十一日 *港元*	二零零二年六月三十日 *港元*
0-30日	**68,637,808**	51,044,761
31-60日	**12,386,182**	5,175,369
61-90日	**4,369,647**	4,053,142
超過90日	**36,023,562**	49,973,091
	121,417,199	110,246,363

超過90日之應收貿易賬款36,023,562港元 *(二零零二年六月三十日：49,973,091港元)* 足以被所收該等客戶之租金訂金所保障，根據本集團之撥備政策，毋須為該等應收賬款作出撥備。

16. 應付賬款及其他應付

應付賬款及其他應付包括應付貿易賬款153,654,315港元 *（二零零二年六月三十日：102,519,775港元）*。

於報告日之應付貿易賬款之賬齡分析如下：

	二零零二年十二月三十一日 港元	二零零二年六月三十日 港元
0－30日	**95,082,364**	56,781,885
31－60日	**15,795,604**	27,050,075
61－90日	**38,179,139**	2,287,755
超過90日	**4,597,208**	16,400,060
	153,654,315	102,519,775

17. 承擔及或然負債

於資產負債表結算日，本集團尚未於財務報告書內撥備之承擔及或然負債如下：

	二零零二年十二月三十一日 港元	二零零二年六月三十日 港元
(a) 物業發展費用之承擔：		
已批准但未簽約	**15,189,680**	101,831,529
已簽約但未撥備	**3,196,533,074**	2,582,818,009
	3,211,722,754	2,684,649,538
(b) 就聯營公司之銀行貸款及其他負債作出之擔保：		
已動用	**2,497,344,773**	2,293,486,403
未動用	**1,228,503,561**	955,964,667
	3,725,848,334	3,249,451,070

(c) 於二零零二年十二月三十一日及二零零二年六月三十日，本公司及其全資附屬公司為與恒隆有限公司及其附屬公司終止於一九九六年十二月十九日所訂立之買賣合約而進行之法律索償要求及反索償要求之有關一方。董事會認為訴訟雙方就索償要求及反索償要求正在作辯，於現訴訟階段有關案件可在短期內結束之機會不大，因此，並無就或然負債作出撥備。

截止過戶日期

本公司將由二零零三年四月十一日至二零零三年四月十六日，首尾兩天包括在內，暫停辦理股份過戶登記手續。二零零三年四月十六日辦公時間結束時為中期股息之記錄日期。

要取得獲派中期息之資格，各股東最遲須於二零零三年四月十日下午四時正前，將一切過戶文件連同有關股票交回本公司之股票登記處辦理登記手續，地址為香港灣仔告士打道56號東亞銀行港灣中心地下標準証券登記有限公司。

購買、售賣或贖回本公司之上市證券

中期年度內，本公司以總代價40,158,742港元於香港聯合交易所有限公司購回本公司16,380,000股普通股。該等股份其後已註銷(附註)。中期年度內註銷之股份，其面值總額14,380,000港元已撥入資本贖回儲備，而有關代價總額35,301,992港元則由本公司之保留溢利支付。購回詳情如下：

購回月份	購回普通股總數	購回每股最高價 *港元*	購回每股最低價 *港元*	總代價 *港元*
二零零二年八月	4,500,000	2.675	2.475	11,596,079
二零零二年九月	2,500,000	2.275	2.075	3,191,830
二零零二年十月	2,180,000	2.300	2.225	7,262,418
二零零二年十一月	1,600,000	2.625	2.525	4,128,602
二零零二年十二月	5,600,000	2.550	2.375	13,979,813
	16,380,000			40,158,742

購回乃旨在提高本公司之每股資產淨值及／或盈利，務求在整體上為股東帶來利益。

除以上所列，本公司及各附屬公司在本中期年度內並無購買、售賣或贖回本公司之任何上市證券。

(附註) *16,380,000股回購股份當中，有14,380,000股股份於中期年度內交付股票並予以註銷，其餘2,000,000股股份則於二零零二年十二月三十日購回及繼中期年度後交付股票並予以註銷。*

董事所佔本公司及其相聯公司之股份及債務證券權益

於二零零二年十二月三十一日，根據證券（公開權益）條例（「公開權益條例」）第二十九條規定存置之登記冊所記載，本公司董事及其聯繫人士實益持有（除特別聲明外）本公司及其相聯公司之股份及債務證券權益如下：

（甲）持有本公司之權益

董事姓名	持有之普通股數目				
	個人權益	家族權益	公司權益	其他權益	合計權益
黃志祥先生	114,233	2,444,074	–	–	2,558,307
夏佳理先生，GBS, OBE, JP	1,034,104	–	–	–	1,034,104
鄭明訓先生，JP	59,610	–	–	–	59,610
楊柏軒先生	14,501	–	–	–	14,501
唐國通先生	–	–	–	–	–
林裕兒先生	–	–	–	–	–

（乙）持有相聯公司之權益

(i) 控股公司

尖沙咀置業集團有限公司

董事姓名	持有之普通股數目				
	個人權益	家族權益	公司權益	其他權益	合計權益
黃志祥先生	524,720	–	–	–	524,720
夏佳理先生，GBS, OBE, JP	60,000	–	–	–	60,000
鄭明訓先生，JP	–	–	–	–	–
楊柏軒先生	–	–	–	–	–
唐國通先生	–	–	–	–	–
林裕兒先生	–	–	–	–	–

(ii) 附屬公司

黃志祥先生非實益持有信和置業授信有限公司每股面值1.00港元之股份一股。

董事所佔本公司及其相聯公司之股份及債務證券權益 *(續)*

(乙) 持有相聯公司之權益 *(續)*

(iii) 聯營公司

黃志祥先生被視為持有Erleigh Investment Limited百分之五十五已發行股份權益，即110股普通股，而Erleigh Investment Limited亦持有Murdoch Investments Inc. 百分之一百已發行股份權益。黃先生同時持有銀寧投資有限公司8股普通股，亦即百分之四十已發行股份權益。

因李泓熙先生及余惠偉先生於二零零三年一月一日方加入成為董事，本公司無需於二零零二年十二月三十一日根據公開權益條例存有登記李先生及余先生持有本公司或相聯公司之股份及債務證券之權益。

除上述披露外，並無任何董事及其聯繫人士按公開權益條例之界定實益及非實益持有本公司或其相聯公司之股份及債務證券之權益。此外，董事或其配偶或十八歲以下之子女亦無獲授可認購本公司及其相聯公司之股份或債務證券之任何權利或購股權。

主要股東

於二零零二年十二月三十一日，根據公開權益條例第十六（一）條存置之登記冊所記載，下列股東持有本公司已發行股本中百分之十或以上權益：

股東姓名		持有之 普通股數目	*附註*
黃廷方先生	(「黃先生」)	2,129,473,345	1
尖沙咀置業集團有限公司	(「尖沙咀置業」)	2,044,405,676	1
陳廷驊先生	(「陳先生」)	424,041,928	2
Xing Feng Investments Limited	(「Xing Feng」)	424,041,928	2
興智投資有限公司	(「興智」)	424,041,928	2

附註:

1. 黃先生持有尖沙咀置業超過三分一之投票權，因此，黃先生被視為於尖沙咀置業所持有之本公司股份2,044,405,676股中擁有權益。且該股份權益已納入上述披露之黃先生股份權益中。

2. 陳先生持有Xing Feng超過三分一之投票權，而Xing Feng持有興智超過三分一之投票權。因此，陳先生被視為於Xing Feng及興智所持有本公司股份中擁有權益，故此，陳先生、Xing Feng及興智所持有之股份權益是重覆的。

除上述披露外，於二零零二年十二月三十一日，並無其他人士於本公司存置之登記冊內，登記持有本公司已發行股本百分之十或以上之權益。

上市規則第19項應用指引

(甲) 控權股東之特定責任

根據香港聯合交易所有限公司證券上市規則（「上市規則」）之第19項應用指引（「應用指引19」）第3.7.1段，本公司須就貸款協議中訂明之公司主要股東特定責任契諾作出披露。於二零零二年十二月三十一日，本公司之尚餘貸款並無此等契諾。

(乙) 給予聯屬公司財務資助及擔保 (附註)

本公司根據上市規則之應用指引19第3.10段披露以下關於聯屬公司所呈報之最近財政期間終結時債務、資本承擔及或然負債之摘要資料:

	於 二零零二年 十二月三十一日 港元	於 二零零二年 六月三十日 港元
集團應佔其聯屬公司之所有債務:		
銀行貸款	**1,972,744,773**	1,808,921,403
其他貸款	**524,600,000**	481,400,000
	2,497,344,773	2,290,321,403
集團提供之借款	**11,362,095,239**	11,394,584,774
	13,859,440,012	13,684,906,177
集團應佔其聯屬公司之資本承擔:		
已批准但未簽約	**–**	–
已簽約但未撥備	**766,371,151**	703,378,508
	766,371,151	703,378,508
集團應佔其聯屬公司之或然負債	**–**	–

(附註) *上述之「聯屬公司」指集團之聯營公司*

最佳應用守則

在現時或在中期報告之會計期間內，董事並無察覺任何資料顯示本公司不遵守香港聯合交易所有限公司證券上市規則附錄十四所載之最佳應用守則。

獨立非執行董事之任期乃根據本公司之組織章程細則之規定，按序於股東週年大會上輪值告退及膺選連任。

承董事會命
秘書
葉世光

香港，二零零三年三月十八日

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

執業會計師
香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

致信和置業有限公司董事會之獨立審閱報告

引言

我們受　貴公司委托審閱於第32頁至43頁的中期財務報告。

董事的責任

香港聯合交易所有限公司證券上市規則規定，中期財務報告須按照香港會計師公會頒佈的會計實務準則第二十五條「中期財務報告」及其他有關規定編製。編製中期財務報告是董事的責任，並已由他們審批。

審閱工作

我們的審閱工作是按照香港會計師公會頒佈的核數準則第七零零條「審閱中期財務報告」進行的。審閱範圍主要包括對集團管理層作出查詢及運用分析性程序對中期財務報告作出分析，並據此評估所採用的會計政策及列報形式是否一致及貫徹地運用（除非已在中期財務報告內另作披露）。審閱工作並不包括審計程序（如測試內部監控系統和核實資產、負債及交易活動）。由於審閱的工作範圍比審計工作少很多，因此只能提供較審計工作為低的確定程度。所以，我們不會對中期財務報告作出審計意見。

審閱結論

根據我們審閱（並不構成審計工作）的結果，我們並不察覺須對截至二零零二年月十二月三十一日止六個月的中期財務報告作出任何重大的修改。

德勤 • 關黃陳方會計師行
執業會計師

香港，二零零三年三月十八日